As filed with the Securities and Exchange Commission on October 18, 2013

Registration File No. 333-186413

Registration File No. 811-22797

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒ Post-Effective Amendment No. 1

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 4

FS GLOBAL CREDIT OPPORTUNITIES

FUND—D

(Exact name of registrant as specified in charter)

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(Address of principal executive offices)

(215) 495-1150

(Registrant’s telephone number, including area code)

Michael C. Forman

FS Global Credit Opportunities Fund—D

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(Name and address of agent for service)

COPY TO:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-186413 and 811-22797) of FS Global Credit Opportunities Fund—D (as amended, the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibits (e), (g)(1), (h)(1), (h)(2) and (k)(3) to the Registration Statement. No changes have been made to Part A, Part B or Part C of the Registration Statement, other than Item 25(2) of Part C as set forth below. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Item 25(2) of the Registration Statement setting forth the exhibits to the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(2)	Exhibits:

(a)(1)	Certificate of Trust.*

(a)(2)	Certificate of Amendment to Certificate of Trust.*

(a)(3)	Initial Declaration of Trust.*

(a)(4)	Amended and Restated Declaration of Trust.*

(b)	Bylaws.*

(e)	Distribution Reinvestment Plan.**

(g)(1)	Amended and Restated Investment Advisory Agreement.**

(g)(2)	Investment Sub-Advisory Agreement.*

(h)(1)	Dealer Manager Agreement.**

(h)(2)	Form of Selected Dealer Agreement (Included as Appendix A to the Dealer Manager Agreement).**

(j)	Form of Master Custodian Agreement.*

(k)(1)	Administration Agreement.*

(k)(2)	Escrow Agreement.*

(k)(3)	Form of Selected Investment Adviser Agreement.**

(l)	Opinion of Richards, Layton & Finger, P.A.*

(n)(1)	Consent of Richards, Layton & Finger, P.A. (Included in Opinion of Richards, Layton & Finger, P.A.).*

(n)(2)	Consent of Ernst & Young LLP.*

(r)(1)	Code of Ethics of the Company.*

(r)(2)	Code of Ethics of FS Global Advisor.*

(r)(3)	Code of Ethics of GSO.*

*	Previously filed.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania on October 18, 2013.

FS Global Credit Opportunities Fund—D

BY:	/S/ MICHAEL C. FORMAN
Name:	Michael C. Forman
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ MICHAEL C. FORMAN Michael C. Forman	President and Chief Executive Officer and Trustee (Principal executive officer)	October 18, 2013

/S/ WILLIAM GOEBEL William Goebel	Chief Financial Officer (Principal financial and accounting officer)	October 18, 2013

* David J. Adelman	Trustee	October 18, 2013

* Walter W. Buckley, III	Trustee	October 18, 2013

* David L. Cohen	Trustee	October 18, 2013

* Thomas J. Gravina	Trustee	October 18, 2013

* Philip E. Hughes, Jr.	Trustee	October 18, 2013

* Oliver C. Mitchell, Jr.	Trustee	October 18, 2013

* Charles P. Pizzi	Trustee	October 18, 2013

* By:	/S/ MICHAEL C. FORMAN
Attorney-in-fact

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ MICHAEL C. FORMAN Michael C. Forman	Trustee of FS Global Credit Opportunities Fund	October 18, 2013

* David J. Adelman	Trustee of FS Global Credit Opportunities Fund	October 18, 2013

* Walter W. Buckley, III	Trustee of FS Global Credit Opportunities Fund	October 18, 2013

* David L. Cohen	Trustee of FS Global Credit Opportunities Fund	October 18, 2013

* Thomas J. Gravina	Trustee of FS Global Credit Opportunities Fund	October 18, 2013

* Philip E. Hughes, Jr.	Trustee of FS Global Credit Opportunities Fund	October 18, 2013

* Oliver C. Mitchell, Jr.	Trustee of FS Global Credit Opportunities Fund	October 18, 2013

* Charles P. Pizzi	Trustee of FS Global Credit Opportunities Fund	October 18, 2013

* By:	/S/ MICHAEL C. FORMAN
Attorney-in-fact